                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.5)*

                           ORIENT-EXPRESS HOTELS LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE US$0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            CHRISTOPHER WALTON, ESQ.
                  CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
                              10 UPPER BANK STREET
                             LONDON E14 5JJ, ENGLAND
                               011-44-20-7006-1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 23, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citibank International plc
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    England and Wales
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citicorp Trustee Company Limited
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    England and Wales
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citibank Investments Limited
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    England and Wales
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    CO
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citibank Overseas Investment Corporation
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Federally chartered pursuant to Section 25(a) of the U.S. Federal Reserve
    Act
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    HC
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citibank, N.A.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    National Banking Association
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    BK
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citicorp Holdings Inc.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Delaware
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    0
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    0.0%*
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    HC
-------------------------------------------------------------------------------

* Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

CUSIP No. G67743107
          ---------

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
    Citigroup Inc.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  /X/
                                                                       (b)  / /

-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)
    OO
-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
                                                                            /X/
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Delaware
-------------------------------------------------------------------------------
 Number of                   7.  Sole Voting Power
 Shares                          0
 Beneficially                --------------------------------------------------
 Owned by                    8.  Shared Voting Power
 Each                            502,301*
 Reporting                   --------------------------------------------------
 Person                      9.  Sole Dispositive Power
 With                            0
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 502,301*
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    502,301*
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      / /

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    1.3%**
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    HC
-------------------------------------------------------------------------------

* Represents 502,301 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup.

** Based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the Form 10-Q for Orient-Express Hotels Ltd. filed with the Commission on November 8, 2005 (File No. 001-16017).

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (the "Fifth Amended Statement") amends the fourth amendment to the Schedule 13D filed on November 23, 2005 (the "Fourth Amended Statement"), which amended the third amendment to the Schedule 13D filed on July 30, 2004 (the "Third Amended Statement"), which amended the second amendment to the Schedule 13D filed on July 9, 2004 (the "Second Amended Statement"), which amended the first amendment to the Schedule 13D filed on January 13, 2004 (the "First Amended Statement"), which amended the original
Schedule 13D filed on June 20, 2003 (the "Original Statement") and relates to the class A common shares, par value US$0.01 per share (the "Class A Shares") of Orient-Express Hotels Ltd., a company organized and existing under the laws of Bermuda ("OEH"), the principal executive offices of which are located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the class B common shares, par value US$0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "OEH Shares"), of OEH. The Class B Shares are convertible into Class A Shares on a one-for-one basis at any time. Holders of the Class A Shares are entitled to one-tenth of a vote per share and holders of the Class B Shares are entitled to one vote per share. The Class A Shares are listed on the New York Stock Exchange. There is no public trading market for the Class B Shares.

     The information contained in the Schedule 13D, as previously amended, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them, except for the information below that is responsive to Items 2(d) and 2(e), which shall be deemed to replace the information responsive to such items as contained in the Schedule 13D as previously amended. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2.  IDENTITY AND BACKGROUND

     This Fifth Amended Statement is being jointly filed by the Agent, the Trustee, CIL, COIC, Citibank, Citicorp Holdings Inc. ("Citicorp Holdings") and Citigroup (collectively, the "Reporting Persons").

     Effective August 1, 2005, Citicorp and Citigroup Holdings were merged (the "Merger") with and into Citigroup. Upon the Merger, Citigroup contributed the stock of Citibank, which had previously been held by Citicorp, to Citicorp Holdings, a Delaware corporation that was formed in 2005. Currently, Citicorp Holdings owns all of the outstanding common stock of Citibank, and Citigroup owns all of the outstanding common stock of Citicorp Holdings.

     Citicorp Holdings is a Delaware corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

     On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

     On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

     On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

     On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act
Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act
Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

     On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

     In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

     On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC ("SBFM"), a former subsidiary of Citigroup, and CGMI relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds ("Smith Barney Funds"). The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940 ("Advisers Act"). Specifically, the order finds that SBFM and CGMI knowingly or recklessly failed to disclose to the Boards of the Smith Barney Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group ("First Data"), the Smith Barney Funds' then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that CAM, the Citigroup business unit that includes the Smith Barney Fund's investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also finds that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Smith Barney Funds' Boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Smith Barney Funds' best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

     The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order requires Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. The order also requires that transfer agency fees received from the Smith Barney Funds since December 1, 2004 less certain expenses be placed in escrow and provides that a portion of such fees may be subsequently distributed in accordance with the terms of the order. The order requires SBFM to recommend a new transfer agent contract to the Smith Barney Fund Boards within 180 days of the entry of the order; if a Citigroup affiliate submits a proposal to serve as transfer agent or sub-transfer agent, an independent monitor must be engaged at the expense of SBFM and CGMI to oversee a competitive bidding process. Under the order, Citigroup also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004. That policy, as amended, among other things, requires that when requested by a Smith Barney Fund Board, CAM will retain at its own expense an independent consulting expert to advise and assist the Board on the selection of certain service providers affiliated with Citigroup.

     Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

     On November 17, 2005, OEH entered into an underwriting agreement (the "Underwriting Agreement") with SCL, as selling shareholder, and CGMI, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital (USA) Inc., as underwriters. The Underwriting Agreement relates to the sale by SCL of up to 9,903,300 Class A Shares in an underwritten public offering pursuant to a post-effective amendment to OEH's shelf registration statement on Form S-3 (Registration No. 333-102576). The amount of Class A Shares described in the preceding sentence includes up to 1,291,735 Class A Shares to cover over-allotments. SCL will bear all costs, expenses and fees incident to its offer and sale of the Class A Shares. The transaction closed on November 23, 2005, at which time 9,903,300 Class A Shares, which includes the entire over-allotment described in the preceding sentence, were sold.

     In connection with the sale of the Class A Shares by SCL on November 23, 2005, and a proposed amendment to the Third Amended Facility Agreement, the Trustee released (the "Release") the security interest created in favor of the Trustee pursuant to the OEH Security Agreement and the Custodian Account Charge in respect of the Class A Shares and the Class B Shares. The Release applies to all Class A Shares and Class B Shares previously pledged in favor of the Trustee.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Fifth Amended Statement, Citigroup may be deemed to have shared voting power with respect to 502,301 Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup, representing 1.3% of the Class A Shares outstanding.

     The foregoing calculations are based on 39,389,750 Class A Shares outstanding as of October 31, 2005, as disclosed in the From 10-Q for OEH filed with the Commission on November 8, 2005 (File No. 001-16017). Each of the Reporting Persons expressly disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup.

     As a result of the Release, other than as disclosed in the preceding paragraph, the Reporting Persons are not deemed to have voting power or beneficial ownership over any of the Class A Shares. The Reporting Persons ceased to be deemed to be beneficial owners of more than 5% of the Class A Shares on November 23, 2005.

     Neither the filing of this Fifth Amended Statement, nor any of its contents, shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any OEH Shares referred to in this Fifth Amended Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     To the best knowledge of the Reporting Persons, during the past 60 days preceding the date of this Fifth Amended Statement, none of the Reporting Persons nor any of the individuals set forth in Schedules A, B and C to this Fifth Amended Statement, has effected any transaction in the shares of OEH, except as described in Item 4 above (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third-party customers).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The descriptions of the Underwriting Agreement and the Release contained in
Item 4 of this Fifth Amended Statement are incorporated herein by reference. Such descriptions are summaries of such documents, each of which has been filed as an exhibit to this Fifth Amended Statement, and such summaries are qualified by, and subject to, the full text of such agreements, which is incorporated by reference hereto.

     To the best knowledge of the Reporting Persons, except as disclosed in this Fifth Amended Statement or in the documents referred to and incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any of the individuals set forth in Schedules A, B or C to this Fifth Amended Statement, or between such persons and any person with respect to any securities of OEH.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement, dated as of November 30, 2005, among the Agent, the Trustee, CIL, COIC, Citibank, Citicorp Holdings and Citigroup.

2. Underwriting Agreement (incorporated by reference to the Form 8-K filed by SCL on November 17, 2005 (File No. 001-07560)).

3.   Form of Release.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 5, 2005

CITIBANK INTERNATIONAL PLC

By:  /s/ Andrew Gaulter
     -------------------------------------------------
     Name:  Andrew Gaulter
     Title: Company Secretary

CITICORP TRUSTEE COMPANY LIMITED

By:  /s/ Jill Robson
     -------------------------------------------------
     Name:  Jill Robson
     Title: For Citicorporate Limited, Company Secretary

CITIBANK INVESTMENTS LIMITED

By:  /s/ Andrew Gaulter
     -------------------------------------------------
     Name:  Andrew Gaulter
     Title: Company Secretary

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:  /s/ William H. Wolf
     -------------------------------------------------
     Name:  William H. Wolf
     Title: Executive Vice President

CITIBANK, N.A.

By:  /s/ Ali L. Karshan
     -------------------------------------------------
     Name:  Ali L. Karshan
     Title: Assistant Secretary

CITICORP HOLDINGS INC.

By:  /s/ Kenneth S. Cohen
     -------------------------------------------------
     Name:  Kenneth S. Cohen
     Title: Assistant Secretary

CITIGROUP INC.

By:  /s/ Ali L. Karshan
     -------------------------------------------------
     Name:  Ali L. Karshan
     Title: Assistant Secretary

                                   SCHEDULE A

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                           CITIBANK INTERNATIONAL PLC

Name, Position, Citizenship (United Kingdom
unless otherwise indicated)                                            Title and Business Address
-----------------------------------------------------   -----------------------------------------
Winfried F. W. Bischoff                                                          Citigroup Europe
Director                                                                         Citigroup Centre
United Kingdom and Germany                                                          Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Andrew Martin Gaulter                                                          Company Secretary,
Secretary                                                                        Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Michael Stuart Klein                                                      Chief Executive Officer
Director                                                     Global Corporate and Investment Bank
United States                                                      Europe, Middle East and Africa
                                                                             388 Greenwich Street
                                                                                         New York
                                                                                         NY 10026

William Joseph Mills                                        Chairman and Chief Executive Officer,
Director                                                Global Corporate and Investment Bank EMEA
United States                                                                    Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

John Martin Nestor                                                                 Business Head,
Director                                                          Citigroup Asset Management EMEA
                                                                                 Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

David Colton Bushnell                                                               Business Head
Director                                                                          Risk Management
United States                                                                     399 Park Avenue
                                                                                         New York
                                                                                         NY 10043

Charles Arthur Alan Covell                                                          Business Head
Director                                                                  Alternative Investments
                                                                               41 Berkeley Square
                                                                          London W1J 5AN, England

Marianne Laing Hay                                                                  Business Head
Director                                                                             Private Bank
                                                                                 Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Stephen Harry Long                                                                399 Park Avenue
Director                                                                                 New York
United States                                                                            NY 10043

Frederik Ferdinand Seegers                                                          Business Head
Director                                                                            Consumer Bank
The Netherlands                                                                  Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

                                   SCHEDULE B

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                        CITICORP TRUSTEE COMPANY LIMITED

Name, Position, Citizenship (United Kingdom
unless otherwise indicated)                                            Title and Business Address
-----------------------------------------------------   -----------------------------------------
Robert Harry Binney                                                                     Director,
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Citicorporate Limited                                                                  Secretary,
Secretary                                                                        Citigroup Centre
England and Wales                                                                   Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Christopher Blakey                                                           Funds Administration
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Derrick Bernard Boniface                                                        Finance Director,
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Jillian Rosemary Hamblin                                               Director (Corporate Debt),
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Viola Joyce Deloris Japaul                                             Director (Corporate Debt),
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Marne Lidster                                                          Director (Corporate Debt),
Director                                                                         Citigroup Centre
Canada                                                                              Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

David John Mares                                                       Director (Corporate Debt),
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Sean David Quinn                                                                 Chief Executive,
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Bronwyn Corinna Wright                                                    Relationship Management
Director                                                                        1 North Wall Quay
Ireland                                                             Dublin 1, Republic of Ireland

Fergus Augustine Healy                                                    Alternative Investments
Director                                                                        1 North Wall Quay
Ireland                                                             Dublin 1, Republic of Ireland

David Michael Morrison                                                    Relationship Management
Director                                                                         Citigroup Centre
                                                                                    Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

Stefano Pierantozzi                                                                     Fiduciary
Director                                                                         Citigroup Centre
Italy                                                                               Canada Square
                                                                                     Canary Wharf
                                                                          London E14 5LB, England

                                   SCHEDULE C

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                                 CITIGROUP INC.

Name, Position, Citizenship (United States unless
otherwise indicated)                                                                Title and Business Address
-----------------------------------------------------   ------------------------------------------------------
C. Michael Armstrong                                                                          Retired Chairman
Director                                                                  Hughes, AT&T and Comcast Corporation
                                                                                   1114 Avenue of the Americas
                                                                                                      New York
                                                                                                      NY 10036

Alain J.P. Belda                                                            Chairman & Chief Executive Officer
Director                                                                                            Alcoa Inc.
Brazil                                                                                         390 Park Avenue
                                                                                                      New York
                                                                                                      NY 10022

George David                                                                Chairman & Chief Executive Officer
Director                                                                       United Technologies Corporation
                                                                                             1 Financial Plaza
                                                                                                      Hartford
                                                                                                      CT 06101

Kenneth T. Derr                                                                              Chairman, Retired
Director                                                                             ChevronTexaco Corporation
                                                                                         345 California Street
                                                                                                 San Francisco
                                                                                                      CA 94104

John M. Deutch                                                 Institute Professor, Massachusetts Institute of
Director                                                                                            Technology
                                                                           77 Massachusetts Avenue, Room 6-208
                                                                                                     Cambridge
                                                                                                      MA 02139

The Honorable Gerald R. Ford                                             Former President of the United States
Honorary Director                                                                         40365 Sand Dune Road
                                                                                                 Rancho Mirage
                                                                                                      CA 92270

Roberto Hernandez Ramirez                                                                Chairman of the Board
Director                                                                              Banco Nacional de Mexico
Mexico                                                                       Actuario Roberto Medellin No. 800
                                                                               Col. Santa Fe 01210 Mexico City
                                                                                                        Mexico

Ann Dibble Jordan                                                                                   Consultant
Director                                                                               2904 Benton Place, N.W.
                                                                                                    Washington
                                                                                                      DC 20008

Klaus Kleinfeld                                                President, Chief Executive Officer and Chairman
Director                                                                                 of the Managing Board
Germany                                                                                             Siemens AG
                                                                                           Wittesbacherplatz 2
                                                                                                D-80333 Munich
                                                                                                       Germany

Andrew N. Liveris                                                        President and Chief Executive Officer
Director                                                                              The Dow Chemical Company
Australia                                                                                      2030 Dow Center
                                                                                                       Midland
                                                                                                      MI 48674

Dudley C. Mecum                                                                              Managing Director
Director                                                                               Capricorn Holdings, LLC
                                                                                            30 East Elm Street
                                                                                                     Greenwich
                                                                                                      CT 06830

Anne M. Mulcahy                                                           Chairman and Chief Executive Officer
Director                                                                                     Xerox Corporation
                                                                                           800 Long Ridge Road
                                                                                                      Stamford
                                                                                                      CT 06904

Richard D. Parsons                                                          Chairman & Chief Executive Officer
Director                                                                                      Time Warner Inc.
                                                                                        One Time Warner Center
                                                                                                      New York
                                                                                                      NY 10019

Charles Prince                                                                         Chief Executive Officer
Director and Executive Officer                                                                  Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Dr. Judith Rodin                                                                                     President
Director                                                                            The Rockefeller Foundation
                                                                                              420 Fifth Avenue
                                                                                                      New York
                                                                                                       NY10018

Robert E. Rubin                                                           Member of the Office of the Chairman
Director and Executive Officer                                                                  Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Franklin A. Thomas                                                                                  Consultant
Director                                                                                       TFF Study Group
                                                                                            595 Madison Avenue
                                                                                                    33rd Floor
                                                                                                      New York
                                                                                                      NY 10022

Sanford I. Weill                                                                                      Chairman
Director and Executive Officer                                                                  Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Ajay Banga                                                                             Chief Executive Officer
Executive Officer                                                        Global Consumer Group - International
India                                                                                           Citigroup Inc.
                                                                                               339 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Sir Winfried F.W. Bischoff                                                                            Chairman
Executive Officer                                                                             Citigroup Europe
United Kingdom and Germany                                                                    33 Canada Square
                                                                                                  Canary Wharf
                                                                                                        London
                                                                                                       E14 5LB
                                                                                                United Kingdom

David C. Bushnell                                                                          Senior Risk Officer
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Michael A. Carpenter                                                      Chairman and Chief Executive Officer
Executive Officer                                                                 Citigroup Global Investments
                                                                                                Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Robert Druskin                                                           Chief Executive Officer and President
Executive Officer                                                Global Corporate and Investment Banking Group
                                                                                                Citigroup Inc.
                                                                                          388 Greenwich Street
                                                                                                      New York
                                                                                                      NY 10013

Steven J. Frieburg                                                                     Chief Executive Officer
Executive Officer                                                        Global Consumer Group - North America
                                                                                                Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

John C. Gerspach                                                       Controller and Chief Accounting Officer
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Michael S. Helfer                                                      General Counsel and Corporate Secretary
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Lewis B. Kaden                                                  Vice Chairman and Chief Administrative Officer
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Sallie L. Krawcheck                                                                    Chief Executive Officer
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Manuel Medina-Mora                                                                     Chief Executive Officer
Executive Officer                                                               Banco Nacional de Mexico, S.A.
Mexico                                                              Act. Roberto Medellin No. 800-5, Torre Sur
                                                                              Col. Santa Fe Pena Blanca, 01210
                                                                                           Mexico City, Mexico

William R. Rhodes                                                                         Senior Vice Chairman
Executive Officer                                                                               Citigroup Inc.
                                                                                               399 Park Avenue
                                                                                                      New York
                                                                                                      NY 10043

Todd S. Thomson                                                           Chairman and Chief Executive Officer
Executive Officer                                                               Global Wealth Management Group
                                                                                                Citigroup Inc.
                                                                                          388 Greenwich Street
                                                                                                      New York
                                                                                                      NY 10013

Stephen R. Volk                                                                                  Vice Chairman
Executive Officer                                                                               Citigroup Inc.
                                                                                          388 Greenwich Street
                                                                                                      New York
                                                                                                      NY 10013